Exhibit 99.21

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:                                                        Name and Address of Company

CRH Medical Corporation (the “Company” or “CRH”)

Suite 522 – 999 Canada Place, World Trade Center

Vancouver, BC   V6C 3E1

Item 2:                                                        Date of Material Change

March 25, 2015

Item 3:                                                        News Release

The news release was disseminated on March 25, 2015 through Canada Newswire.

Item 4:                                                        Summary of Material Change

The Company announced it has closed a bought deal equity offering (the “Offering”) of 7,000,000 common shares (the “Common Shares”) of the Company at a price of C$3.40 per Common Share (the “Offering Price”).  The Underwriters (as defined below) were granted an over-allotment option to purchase an additional 1,050,000 Common Shares at the Offering Price, which was exercised in full, for aggregate gross proceeds of C$27,370,000 before deducting applicable commissions and expenses.

Item 5:                                                        Full Description of Material Change

5.1                                                                               Full Description of Material Change

The Company announced it has closed the Offering of the Common Shares at the Offering Price.  The Underwriters (as defined below) were granted an over-allotment option to purchase an additional 1,050,000 Common Shares at the Offering Price, which was exercised in full, for aggregate gross proceeds of C$27,370,000 before deducting applicable commissions and expenses.

The Offering was conducted through a syndicate of underwriters led by Clarus Securities Inc., and including Bloom Burton & Co. Limited, Acumen Capital Finance Partners Limited and Beacon Securities Limited (collectively, the “Underwriters”).

The Company intends to use the net proceeds from the Offering to reduce corporate indebtedness, fund future acquisitions, as well as for working capital and general corporate purposes. In connection therewith, CRH will use approximately C$9,971,732 of the net proceeds to reduce the principal indebtedness under the Company’s US$30 million senior credit facility with Knight Therapeutics Inc. dated December 1, 2014.

The Common Shares were offered in the provinces of Ontario, Alberta, Manitoba and British Columbia by short form prospectus, and in those jurisdictions outside of Canada agreed to by the Company and the Underwriters, where the Common

Shares can be issued on a private placement basis, exempt from any prospectus, registration or other similar requirements

5.2                                                                               Disclosure for Restructuring Transactions

Not applicable.

Item 6:                                                        Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:                                                        Omitted Information

Not applicable.

Item 8:                                                        Executive Officer

Edward Wright, Chief Executive Officer
Telephone:  604-633-1440 x1008

Item 9:                                                        Date of Report

March 25, 2015